

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Edward J. Record
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024-3698

>   **Re: J. C. Penney Company, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2015**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 23, 2015**
>   **File No. 1-15274**

Dear Mr. Record:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ William H. Thompson
>
>   William H. Thompson
>   Accounting Branch Chief

cc: Salil Virkar, Vice President, Associate General Counsel and Secretary
        Alaine McMenamy, Financial Reporting Director